NOTICE OF EXEMPT SOLICITATION

Name of the registrant:

Charter Communications, Inc.

Name of person relying on exemption:

New York State Comptroller Thomas P. DiNapoli, Trustee of the New York State Common Retirement Fund

Address of person relying on exemption:

Office of the New York State Comptroller

Division of Legal Services

110 State Street, 14th Floor

Albany, NY 12236

Written material:

Text of March 31, 2021, email communication sent by Kyle Seeley, Corporate Governance and ESG Investment Officer, New York State Common Retirement Fund.

Charter Communications, Inc.

VOTE FOR PROPOSAL FOUR

Proposal Regarding Chairman of the Board and CEO Roles

Filed by the New York State Common Retirement Fund

Annual Meeting: April 27, 2021

The New York State Common Retirement Fund urges Charter Communications, Inc. stockholders to vote FOR Proposal FOUR on the proxy, the Stockholder Proposal Regarding Chairman of the Board and CEO Roles at the Charter Communications

 Annual Meeting on April 27, 2021.

Support FOR Proposal FOUR Is Warranted Because:

1)	Charter Communications has numerous governance weaknesses, and failed to address stockholder concerns and substantial risks, leading to questions about whether the current governance structure is in the best interest of stockholders.
2)	Charter Communications’ current lead independent director role lacks robust responsibilities to counterbalance the current CEO/chair role.
3)	An independent board chair would be in the best interest of stockholders and could lead to improved governance practices and stockholder value.
4)	The proposal is not overly prescriptive and allows for implementation flexibility, including phasing in the independent chair position for the next CEO transition and without violating any contractual obligations.

Summary of Proposal FOUR

Resolved: Shareholders of Charter Communications, Inc. (Charter) urge the Board of Directors (Board) to take the steps necessary to adopt a policy to require that the Chairman of the Board shall be an independent member of the Board. This policy would be phased in for the next CEO transition.

If the Board determines that a Chair who was independent when selected is no longer independent, the Board shall select a new Chair who satisfies the requirements of the policy within a reasonable amount of time. Compliance with this policy is waived if no independent director is available and willing to serve as Chair. This policy should be implemented so as not to violate any contractual obligations, with amendments to Charter’s governing documents as needed.

•	Supporting Statement: Charter’s Board Chairman has served as Chairman and CEO since 2016. Previously, he served as Charter’s President from February 2012 to July 2016, and as a director since February 2012.

•	A board, led by its chair, is responsible for protecting shareholders’ interests by providing oversight of management in directing the corporation’s affairs. This oversight function can be diminished when the chair is not an independent director, weakening a company’s governance structure.

•	While Charter has appointed a lead independent director, the lead director’s duties are not robust and do not include duties like approval of Board meeting schedules and agendas, or approval of information sent to the Board.

•	Additionally, shareholders have serious concerns regarding the Board's persistent issues related to overboarded directors, governance, compensation, board diversity, and the managing of ESG risks.

•	By separating the roles of chair and CEO, Charter would join a majority of S&P 500 companies that have definitively split the two roles, enhancing oversight and accountability of management to shareholders, and provide independent leadership in addressing governance weaknesses.

Reasons to Vote FOR Proposal FOUR

Charter Communications has numerous governance weaknesses, and failed to address stockholder concerns and substantial risks, leading to questions about whether the current governance structure is in the best interest of stockholders.

•	Chairman Rutledge has been the Chairman of the Board since May 2016 and CEO since February 2012. He previously also served as President of the company from February 2012 to July 2016 and as a director since February 2012.

•	Two-thirds of the non-executive directors on the Board have tenures over ten years with the average tenure at 10.7 years. Such long tenures can, over time, erode director independence and lead to concerns regarding director refreshment policies.

•	There is only one woman on a board with thirteen members (representing 8%), and there are no women in board leadership positions. Additionally, none of Charter’s named executive officers are women and only three executive officer positions are women (3 out of 22, or 14 percent). The lack of gender diversity on the Board and in executive-level management can lead to increased investor and public scrutiny; it also fails to embrace the benefits of diversity which can provide a broad range of perspectives and insights.

•	Several directors serve on an excessive number of boards. When combined with other non-Charter executive responsibilities, this may preclude directors from dedicating the time necessary to fulfill their responsibilities.

•	Several directors have received lower-than-usual stockholder support, indicating a dissatisfaction with director performance.

•	The designation of Board directors via related-party transactions and the subsequent limited voting rights could hinder the interests of outside stockholders.

•	Currently, a non-independent director serves on the board’s Compensation and Benefits committee. This does not align with sound corporate governance practices.

•	Stockholders do not have the right to call special meetings.
•	The Board has failed to adopt proxy access even after it was supported by nearly 40 percent of stockholders at recent stockholders meetings.
•	Over the years, shareholders have raised serious concerns regarding the Board’s responsiveness to ESG issues. Additionally, the Board fails to provide clear disclosure concerning board-level oversight for environmental and social issues.

•	Concerns with Charter’s labor management practices, including an unresolved three-year strike with a bargaining unit, can affect the company's image among its employees, customers, and regulators.

•	Recent high-profile and public disputes with federal, state, and local regulators may lead to increased regulatory, financial, and reputational risks for Charter.

Charter Communications’ current lead independent director role lacks robust responsibilities to counterbalance the current CEO/chair role.

•	The responsibilities fail to include roles like approval of Board meeting schedules and agendas, or approval of information sent to the Board.

•	According to the Council of Institutional Investors: “[T]he CEO and chair roles should only be combined in very limited circumstances; in these situations … it should name a lead independent director who should have approval over information flow to the board, meeting agendas and meeting schedules to ensure a structure that provides an appropriate balance between the powers of the CEO and those of the independent directors.”[1]

An independent board chair would be in the best interest of stockholders and could lead to improved governance practices and stockholder value.

•	In 2020, more than half of S&P 500 boards (55 percent) split the chair and CEO roles, compared with 53 percent last year and 40 percent in 2010.[2]
•	More companies are splitting the roles of CEO and Chair following governance crises or shareholder pressure that forced the change.[3] Companies are taking these actions to maximize management accountability and the independence of the board.
•	An independent chair would allow the Board to better carry out its primary duty—to monitor the management of the company and its executive on behalf of shareowners.

•	A CEO who also serves as chair can exert excessive influence on the board and its agenda, weakening the board’s oversight of management.
•	Separating the chair and CEO positions reduces this conflict, and an independent chair provides the clearest separation of power between the CEO and the rest of the board.
•	An independent board chair could set a pro-stockholder agenda without the potential conflicts that may occur with CEO oversight. Such pro-stockholder oversight would allow for a more proactive and effective board of directors that is better able to look out for the interests of stockholders.

The proposal is not overly prescriptive and allows for flexibility in implementation.

•	The proposal states that this policy would be phased in for the next CEO transition.
•	Additionally, this policy should be implemented so as not to violate any contractual obligations, with amendments to Charter’s governing documents as needed.
•	The proposal is in line with corporate governance best practices, and similar to other proposals have received majority support from stockholders at S&P 500 companies.

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1 https://www.cii.org/corp_gov_policies

2 https://www.spencerstuart.com/-/media/2020/december/ssbi2020/2020_us_spencer_stuart_board_index.pdf

3 https://www.wsj.com/articles/when-things-get-tough-companies-split-chairman-ceo-roles-11572778801

Response to the Board of Director’s Statement in Opposition

•	Charter’s board states it has “robust governance practices,” but has failed to address why the lead independent director does not have the responsibilities described above.

•	Charter’s board has failed to demonstrate that their “robust governance practices” have addressed the numerous governance weaknesses described within the proposal.

•	Last year, nearly 30 percent of Charter’s outside shareholders supported the Fund’s shareholder proposal to split the positions of chair and CEO.

Conclusion

Stockholders are encouraged to vote FOR Proposal FOUR on the proxy, the Stockholder Proposal Regarding Chairman of the Board and CEO Roles at the Charter Communications, Inc. Annual Meeting on April 27, 2021. An independent board chair would create a better governance structure, improve governance practices, and promote the best interests of stockholders.

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For questions, please contact Kyle Seeley, Corporate Governance Officer, New York State Common Retirement Fund, kseeley@osc.ny.gov.

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This is not a solicitation of authority to vote your proxy.

Please DO NOT send us your proxy card as it will not be accepted.